UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2018 (MM/DD/YY) AND ENDING October 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MARK J. MULLER EQUITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Cayuga Road
(No. and Street)

Scarsdale	NY	10583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK MULLER 917-880-3779
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Mark J. Muller**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Mark J. Muller Equities, Inc.**, as of October 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MERIC GREENBAUM
NOTARY PUBLIC
STATE OF NEW YORK
Qualified in Kings County
02GR6322142
MY COMMISSION EXPIRES 03/30/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK J. MULLER EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2019

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of Mark J. Muller Equities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mark J. Muller Equities, Inc. (the "Company"), as of October 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.   *Raines & Fischer LLP*

New York, New York
December 30, 2019

MARK J. MULLER EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2019

ASSETS

Cash	$	2,253
Commissions receivable		154,109
Due from clearing broker		101,162
Other assets		12,869
Total assets	$	270,393

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	104,556
Subordinated borrowings		50,000
Total liabilities		154,556

Commitments and Contingencies

Stockholder's equity

Common stock	25,000
Additional paid in capital	434,796
Retained earnings (deficit)	(343,959)
Total Stockholder's equity	115,837

Total liabilities and stockholder's equity	$	270,393

Note 1 -   **Organization and Nature of the Business**

Mark J. Muller Equities, Inc. (the "Company") is a New York State S-corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 –   **Summary of Significant Accounting Policies**

a)   **Recent Accounting Pronouncements**
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company adopted this new standard using the modified retrospective approach as of November 1, 2018. This adoption did not have a material impact on the financial statements.

b)   **Revenue Recognition**
The Company principally earns commission buying and selling securities for a diverse group of institutional investors. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related execution and clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Based on the factors identified in the preceding sentence, no significant judgments are required that affect the determination of the amount and timing of revenue from contracts with customers.

During May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principals versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance

b)   Revenue Recognition (continued)

on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing, "which clarified the identification of performance obligations and licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606," which both affect narrow aspects of Topic 606.   Topic 606 (as amended) was effective for fiscal years, and interim periods within those years, beginning after December 15, 2017.   The Company's execution transactions generally settle T+2, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

c)   Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

d)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results, as determined at a later date, could differ from those estimates.

e)   Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable.   The Company maintains cash balances with commercial banks and other major institutions.   At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities, Inc.   The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non-performance. In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date.   The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations.   Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels.   The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Revenue billed to six customers accounted for approximately 20%, 13%, 9%, 5%, 5% and 8%, respectively, of the Company's net revenue, and accounts receivable due from five customers amounted to approximately 13%, 12%, 9%, 9% and 9%, respectively, of accounts receivable.

f) **Accounts Receivable Reserves**

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for

doubtful accounts based on the history of past write-offs and collections and current conditions. No allowance for doubtful accounts was required at October 31, 2019.

g) **Income Taxes**

The Company is taxed as an S-corporation for federal and state income tax purposes and, thus, no provision has been recorded for income tax expense in the financial statements. Taxable income of the Company is passed through to the stockholder and reported on his individual tax returns. The Company is, however, subject to New York State Franchise Tax and New York City General Corporation Tax.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At October 31, 2019, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in the State and City of New York, and the previous three years tax returns (ie. 2015, 2016, 2017) remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

h) **Fair Value Measurement**

The Company adopted fair value measurement standards prescribed by the FASB which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.

i) **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequently to October 31, 2019 through December 30, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of October 31, 2019.

Note 3 – **Commissions Receivable**

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of October 31, 2019, $60,782 of commissions receivable were considered non-allowable.

Note 4 –   Subordinated Borrowings

Subordinated liabilities consist of a subordinated loan agreement which was approved by the New York Stock Exchange. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid.   The loan is payable to an entity owned by the Company's stockholder.

	Maturity Date	Interest Rate	Face Value
Subordinated Loan	April 30, 2020	6%	$50,000

Note 5 –   Bank Line of Credit

The Company has access to a $100,000 bank line of credit with an interest rate of 6.00%. As of October 31, 2019, there existed a liability in the amount of $71 in connection with the line of credit. The line of credit is guaranteed by the stockholder of the Company.   Interest expense incurred for the year ended October 31, 2019, totaled $761.

Note 6 –   Commitments and Contingencies

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

Note 7 –   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   At October 31, 2019 the Company had net capital of $92,186, which was $85,216 in excess of its required net capital of $6,970. The Company's net capital ratio was 1.1342 to 1.